Filed by Zoran Corporation

Pursuant to Rule 425 under The Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Zoran Corporation

Commission File Number: 000-27246

Date: July 18, 2011

Employee FAQs #6

1.	Is there an ESPP program in CSR and if so, will it be effective for all Zoran employees? If not, will there be compensation to the employees for the loss of this benefit?

•	CSR has authorization to operate ESPP-like plans in the UK and US.

•	CSR is reviewing these plans along with overall benefit programs globally for the merged company and decisions will be communicated post closing.

2.	Many employees are leaving Zoran and it is difficult to attract new candidates. Something will need to change in the atmosphere. Does CSR have a plan for this?

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CSR has an active recruitment program. Throughout the year different CSR locations also participate in graduate fairs and opening days. PR is also a valuable tool in raising awareness locally when combined with our global Social Responsibility program, CSR is receiving recognition as an organisation that people want to be part of.

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CSR strongly believes in the engagement and development of its people. We have invested significantly over the past few years in both the measurement of employee engagement and in learning and development solutions that support this goal. Over the coming year, we will be continuing to work with teams and individuals to help engage and integrate them into CSR, and to offer appropriate opportunities for structured development, that will help to progress both technical and professional skills. We believe this will further encourage people to engage with the growing and maturing business that CSR is becoming and, as a result, help us to retain the fantastic talent that we have within the business.

3.	Zoran has had a flat headcount the last few years; are there any plans to grow and develop the business and, as a result, grow the company?

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The overall goal when companies merge is to achieve synergies and effectively leverage all resources so that the combined company can become more competitive and grow in its markets. This does not happen immediately, but that is the long term direction for the new combined company. Company growth may or may not depend on the growth of the total headcount, but rather the redeployment and best use of today’s headcount.

4.	Will underwater options convert?

•	Yes, as of the closing of the transaction, CSR will assume each outstanding stock option to acquire Zoran stock and each restricted stock unit, or RSU, with respect to Zoran stock.

5.	Please explain how shares, RSUs and options will convert.

•	Shares

•

Each share of Zoran stock will convert into the right to receive a combination of $6.26 in cash and 0.14725 CSR ADSs (equivalent to 0.589 CSR ordinary shares, as each CSR ADS will represent four CSR ordinary shares). Fractional CSR ADSs will be paid in cash.

•	For example, 1,000 Zoran shares that you acquired through the ESPP or vesting of RSUs would convert into

•	$6,260 (1,000 x $6.26) in cash and

•	147 CSR ADSs (1,000 x 0.14725)

•	RSUs and options

•	Each outstanding and unexercised stock option to acquire Zoran stock and each RSU with respect to Zoran stock will be assumed by CSR and converted into options or RSUs for CSR equity.

•

The exchange ratio for awards converted to CSR ADSs (applicable to employees outside India and Europe) will be (1) 0.14725 plus (2) a ratio representing the equivalent in CSR ADSs of the $6.26 cash portion of the merger consideration, calculated based on the trading price for CSR ordinary shares on the day before the closing of the merger.

•

The exchange ratio for awards converted to CSR ordinary shares (applicable to employees in India and Europe) will be (1) 0.589 plus (2) a ratio representing the equivalent in CSR ordinary shares of the $6.26 cash portion of the merger consideration, calculated based on the trading price for a CSR ordinary share on the day before the closing of the merger.

•

Example for options converted to CSR ADSs: assuming the closing price of CSR ordinary shares on the day before the closing of the merger is the equivalent of $5, an option for 1,000 shares of Zoran stock with a strike price of $8 would convert into an option for 460 CSR ADSs with a strike price of $17.39, calculated as follows:

•

The exchange ratio per share of Zoran stock subject to the option would be 0.46025, calculated as 0.14725 plus 0.313 (the quotient of $6.26 divided by $20, where $20 represents the value of a CSR ADS, which represents four CSR ordinary shares)

•	The number of CSR shares subject to the option would be 460, determined as 1,000 x 0.46025, rounded down.

•	The strike price per CSR ADS would be $17.39, calculated as $8 ÷ 0.46025, rounded up.

•

Example for RSUs converted to CSR ADSs: again assuming the closing price of CSR ordinary shares on the day before the closing of the merger is the equivalent of $5, RSUs for 1,000 Zoran shares would convert into

RSUs for 460 CSR ADSs, calculated as 1,000 x 0.46025 (the exchange ratio as determined in the previous bullet).

•	The actual exchange ratio used to convert your awards will depend on the closing price of CSR ordinary shares and the pound/dollar exchange rate on the day before the closing of the merger.

•	The vesting schedules and other terms of Zoran options and RSUs will not change.

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For full details, please see CSR’s Form F-4 filing with the U.S. Securities and Exchange Commission, which contains Zoran’s draft proxy statement for the transaction, at http://sec.gov/Archives/edgar/data/1368358/000119312511182948/df4a.htm

6.	Has there been any resolution to the Israel tax related issues identified earlier in the filings?

•	We expect to receive rulings from the Israeli Tax Authority regarding the Israeli tax issues before the closing of the merger.

•	Please see the revised proxy statement for further details.

•	We will provide you additional updates when the Israeli Tax Authority has finalized its position.

7.	What are the tax implications related to the cash element of the deal for employees with RSUs or options?

•	The tax implications will be based on the tax laws that are applicable based on location of employment, such as China, Israel, or U.S.

•	Please check with your personal tax advisor, who should be able to advise you regarding the tax implications for your location.

About Zoran Corporation

Zoran Corporation, based in Sunnyvale, California, is a leading provider of digital solutions in the growing digital entertainment and digital imaging markets. With two decades of expertise developing and delivering digital signal processing technologies, Zoran has pioneered high-performance digital audio and video, imaging applications, and Connect Share Entertain™ technologies for the digital home. Zoran’s proficiency in integration delivers major benefits for OEM customers, including greater capabilities within each product generation, reduced system costs, and shorter time to market. Zoran-based DTV, set-top box, broadband receiver (silicon tuners), Blu-ray Player, digital camera, and multifunction printer products have received recognition for excellence and are now in hundreds of millions of homes and offices worldwide. With headquarters in the U.S. and additional operations in China, France, Germany, India, Israel, Japan, Korea, Taiwan and the U.K., Zoran may be contacted on the World Wide Web at www.zoran.com or at 408-523-6500.

This announcement does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the merger or otherwise. Any acceptance or response to the merger should be made only on the basis of the information referred to, in respect of the Zoran shareholders, in the Registration Statement on Form F-4 filed by CSR with the Securities and Exchange Commission (“SEC”), which contains a Proxy Statement for Zoran’s stockholder meeting to adopt the merger agreement (the “Proxy Statement and F-4 Registration Statement”).

In connection with the proposed transaction, CSR has file with the SEC the Proxy Statement and F-4 Registration Statement. WE URGE INVESTORS TO READ THE PROXY STATEMENT AND F-4 REGISTRATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT ZORAN OR CSR FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of the Proxy Statement and F-4 Registration Statement and any other documents filed by Zoran with the SEC in connection with the proposed transaction at the SEC’s website at www.sec.gov and Zoran’s website at www.Zoran.com.

Forward-looking statements

This announcement contains, or may contain, ‘forward-looking statements’ concerning CSR and Zoran, the combined companies and business and the wholly-owned subsidiary of CSR that will merge with Zoran (together such companies and their subsidiaries being the “Merged Company”) that are subject to risks and uncertainties. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: (i) the expected benefits of the merger, the expected accretive effect of the merger on the combined companies’ financial results, expected cost, revenue, technology and other synergies, the expected impact for customers and end-users, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, financial condition, and future prospects; (ii) business and management strategies and the expansion and growth of CSR’s or Zoran’s operations and potential synergies resulting from the merger; and (iii) the expected closing date of the merger.

These forward-looking statements are based upon the current beliefs and expectations of the management of Zoran and CSR and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond CSR’s and Zoran’s ability to control or estimate precisely and include, without limitation: the ability to obtain governmental approvals of the merger or to satisfy other conditions to the merger on the proposed terms and timeframe; the possibility that the merger does not close when expected or at all, or that the companies may be required to modify aspects of the merger to achieve regulatory approval; the ability to realize the expected synergies from the transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the merger; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for Zoran’s and CSR’s products; the Merged Company’s ability to develop and market products integrating each company’s technologies in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR, Zoran and the Merged Company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, Zoran and the Merged Company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, Zoran and the Merged Company to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time under the caption “Risk Factors” and elsewhere in CSR’s and Zoran’s periodic reports filed with the United States Securities and Exchange Commission, including Zoran’s Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and Zoran’s and CSR’s other filings with the SEC. Neither CSR nor Zoran can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.